Exhibit (a)(5)(D)
Energizer Holdings, Inc.
533 Maryville University Dr.
St. Louis, MO 63141

FOR IMMEDIATE RELEASE
August 5, 2002

Contacts: Georgeson Shareholder Communications, Inc.

(866) 367-5524

ENERGIZER HOLDINGS, INC. ANNOUNCES
COMMENCEMENT OF TENDER OFFER

St. Louis, Missouri, August 5, 2002 – Energizer Holdings, Inc. (NYSE:ENR) today announced that it has commenced a “Dutch Auction” tender offer to purchase up to 6.0 million shares of its common stock at a price per share of $25.50 to $29.00.

Under the terms of the tender offer, shareholders will have the opportunity to tender some or all of their shares at a price within the $25.50 to $29.00 price range. Based on the number of shares tendered and the prices specified by the tendering shareholders, Energizer will determine the lowest per share price within the range that will enable it to buy 6,000,000 shares, or such lesser number of shares that are properly tendered. If holders of more than 6,000,000 shares properly tender their shares at or below the determined price per share, Energizer will purchase shares tendered by the holders, at the determined price per share, on a pro rata basis. Shareholders whose shares are purchased in the offer will be paid the determined purchase price net in cash, without interest, after the expiration of the offer period. The offer is not contingent upon any minimum number of shares being tendered. The offer is subject to a number of other terms and conditions specified in the offer to purchase that is being distributed to shareholders.

The offer will expire at 12:00, Midnight, New York City time, on Friday, August 30, 2002, unless extended by Energizer.

The dealer manager for the offer is Banc of America Securities LLC. The information agent is Georgeson Shareholder Communications, Inc. Energizer’s Board of Directors has approved the offer. However, neither Energizer nor its Board of Directors nor the dealer manager is making any recommendation whether shareholders should tender or refrain from tendering their shares or at what purchase price they should choose to tender their shares. Energizer is not making a recommendation as to whether shareholders should tender shares into the offer because it believes that shareholders should make their own decisions based on their views as to the value of Energizer’s shares and its prospects, as well as shareholders’ liquidity needs, investment objectives and other individual considerations. Shareholders must decide whether to tender their shares and, if so, how many shares to tender and the price or prices at which they will tender them. Shareholders should discuss whether to tender their shares with their broker or other financial or tax advisor. Energizer’s directors and executive officers have advised Energizer that they do not intend to tender any shares in the offer.

This Press Release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Energizer’s common stock. The solicitation of offers to buy Energizer’s common stock will only be made pursuant to the Offer to Purchase and related materials that Energizer will be sending out to its shareholders shortly. Shareholders are urged to read Energizer’s Tender Offer Statement on Schedule TO filed with the SEC in connection with the tender offer, which includes as exhibits, the Offer to Purchase and the related Letter of Transmittal, as well as any amendments or supplements to the Statement when they become available, because they contain important information. Each of these documents has been or will be filed with the SEC, and shareholders may obtain them free of charge from the SEC at the SEC’s website (www.sec.gov) or from Georgeson Shareholder Communications, Inc., the Information Agent for the tender offer, toll free: (866) 367-5524.

Energizer Holdings, Inc., headquartered in St. Louis, Missouri, is one of the world’s largest manufacturers of primary batteries and flashlights and a global leader in the dynamic business of providing portable power.

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